Velox Clearing, LLC

Financial Statement with
Report of Independent Registered Public Accounting Firm

December 31, 2025

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                 ———————   ———————
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Velox Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Brickell Ave Suite 2800
——————————————————————————————
(No. and Street)

Miami   FL   33131
——————————————————————————————
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Martin   949-352-4689   jmartin@velox-global.com
——————————————————————————————
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
——————————————————————————————
(Name – if individual, state last, first, and middle name)

1785 West 2320 South   Salt Lake City   UT   84119
——————————————————————————————
(Address)   (City)   (State)   (Zip Code)

10/20/2003   457
——————————————————————————————
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velox Clearing, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
ALEXI VALDES
Notary Public, State of Florida
Commission# HH 358359
My comm. expires Feb. 5, 2027

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Velox Clearing, LLC

Contents
December 31, 2025

Place Holder for Audit Opinion





Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Velox Clearing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velox Clearing LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Velox Clearing LLC's management. Our responsibility is to express an opinion on Velox Clearing LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Velox Clearing LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie
Salt Lake City, Utah
March 2, 2026

We have served as Velox Clearing LLC's auditor since 2025.

1785 West 2320 South, Salt Lake City, UT 84119 801-972-4800 HaynieCPAs.com

Velox Clearing, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	2,343,368
Cash segregated under federal regulations		41,449,441
Receivable from customers and correspondents		4,649,768
Deposits with clearing organizations		12,137,336
Securities owned, net of discount		5,985,780
Securities pledged as collateral, net of discount		1,998,800
Receivable from broker-dealers		3,116,503
Receivable from affiliates		179,482
Right-of-use lease asset		1,641,253
Property and equipment, net		120,614
Other assets		1,530,516
Total Assets	**$**	**75,152,861**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	1,508,283
Payable to customers and correspondents		43,438,432
Payable to broker-dealers		459,335
Payable to clearing organizations		104,950
Payable to affiliates		144,403
Subordinated Loan		6,000,000
Operating lease liability		1,771,486
Total Liabilities		53,426,889
Member's Equity		
Member's contributions		31,483,200
Accumulated deficit		(9,757,228)
Total Member's Equity		21,725,972
Total Liabilities and Member's Equity	**$**	**75,152,861**

The accompanying footnotes are an integral part of these financial statements

Velox Clearing, LLC
Notes to the Financial Statements
December 31, 2025

Note 1: Nature of Operations

Velox Clearing LLC (the "Company") was formed on August 9, 2017, in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the “Parent”). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission (“SEC”), a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Securities Investor Protection Corporation (“SIPC”), National Securities Clearing Corp. (“NSCC”), the Depository Trust Company (“DTC”), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange (“IEX”), The Nasdaq Stock Market (“NQX”), and the New York Stock Exchange (“NYSE”).

Note 2: Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the Company’s bank accounts and any highly liquid investments with an initial maturity of three months or less.

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of customers and broker-dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the “Customer Protection Rule”) and other regulations.

Concentration of credit risk

Cash and cash equivalents are maintained at financial institutions insured by the Federal Deposit Insurance Corporation (“FDIC”), which provides insurance coverage up to $250,000 per depositor, per insured bank, per ownership category. For purposes of assessing exposure to FDIC insurance limits, the Company includes only cash and cash equivalents owned by the Company and excludes cash segregated for the benefit of customers and proprietary accounts of brokers (“PAB”) cash, as these balances are held in separate, legally restricted accounts and are not available for the Company’s general operating purposes. As of December 31, 2025, the Company’s cash and cash equivalents in excess of FDIC insurance limits totaled $1,964,686.

The Company allows clients and their customers to enter into securities transactions on a cash or margin basis. Credit extended for margin accounts is subject to regulatory and internal requirements. The Company monitors margin levels and will require additional deposits or reduction of positions if necessary. In addition, the Company provides various services for its clients.

Major Customers

Three customers accounted for 59% of the Company's revenue for the year ended December 31, 2025.

One customer, which is an affiliated entity, accounted for 31% and $2,900,291 of the Company's revenue for the year ended December 31, 2025. The Company expects to maintain this relationship with the affiliate.

Deposits with clearing organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and are the balances required to be maintained to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets approximate carrying value, principally because of the short maturity of those items. At December 31, 2025, the Company owned a total of $8,000,000 of U.S Treasuries that had a net value of $7,984,580.

Securities and securities pledged as collateral

The Company pledges U.S. Treasury securities as collateral with the Options Clearing Corporation ("OCC") to satisfy margin and clearing fund requirements related to its trading and clearing activities. As of December 31, 2025, securities with a fair value of $1,998,800 were pledged to the OCC. Because the Company does not retains effective control of these securities, the pledged securities continue to be recognized on the Statement of Financial Condition. The securities are listed as securities pledged as collateral, at fair value and are subject to certain restrictions while pledged.

The OCC is permitted, under certain circumstances, to repledge or dispose of the collateral to meet its own obligation.

Receivables from and payables to broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Receivable from and payable to customers

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivable from and payable to correspondents

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

Allowance for credit losses

The Company evaluates the collectability of receivables on an ongoing basis and records an allowance for expected credit losses when necessary. In determining the allowance, management considers historical collection experience, the age of outstanding receivables, specific customer circumstances and current economic conditions. At December 31, 2025, management determined that no allowance for credit losses was necessary.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Right of Use Asset and Lease Liability

The right of use asset represents the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Lease expense is recognized on a straight-line basis over the lease term.

Other assets

Other assets consist primarily of non-customer receivables generated in the normal cost of business such as interest receivable, prepaid expenses, and a security lease deposit.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from a contract with customers is recognized using the following steps:
- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determine the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations. Substantially all of the Company's revenues are considered to be revenues from contracts with customers

Clearing and execution revenue

The Company provides various broker dealers clearing services to clear stock trades. These clearing services are performed on an agreed-upon fixed fee basis, which are paid to the Company monthly.   The Company recognizes revenue on a trade-date basis, which is the satisfaction of the performance obligation with its customers. Clearing fees, which include settlement fees, represent fees charged by the Company for meeting the point-in-time performance obligation for transactions cleared and settled by the Company.

Margin Services

The Company provides margin services to its customers, who are required to maintain a certain level of collateral with the Company to cover potential losses on their trades. The Company charges a fee for this service, which is based on the amount of collateral held by the Company. The Company recognizes revenue on a monthly basis, as it satisfies its performance obligation by providing the margin services.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken while preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2025, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Recently Adopted Accounting Pronouncements

Beginning in 2025 the Company adopted Accounting Standards Update (ASU) No 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* that was issued by the FASB. This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirements are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

Operating Segments and Related Disclosures

Management has determined that the Company has only one reportable segment. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages the business. The Company' CODM is the Company's Chief Executive Officer who reviews the assets, operating results and financial metrics of the Company.

Note 3. Subordinated Loan

On November 6, 2025, the Company entered into a subordinated loan agreement with an affiliated entity and received $6,000,000 in cash proceeds. The borrowing bears interest at 6.0% per annum and matures on November 6, 2026. Interest is payable in accordance with the terms of the agreement.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority ("FINRA") and is subordinated to the claims of present and future creditors of the Company, as defined under SEC Rule 15c3-1**.** Accordingly, the borrowing qualifies as subordinated debt for regulatory capital purposes and is included in the computation of net capital.

The agreement prohibits repayment of principal, early withdrawal, or prepayment without prior written approval of FINRA while it remains a component of regulatory capital. In the event of liquidation, the subordinated lender's claims would rank junior to general creditors but senior to equity interests.

The lender is an affiliate of the Company, and therefore, this transaction is accounted for as a related-party transaction.

Note 4. Cash and Segregated Cash

For purposes of the statement cash flows, cash and segregated cash include the following amounts reported in the statement of financial condition:

Cash and cash equivalents	$2,343,368
Cash segregated under federal regulations	41,449,441
Total cash and segregated cash shown in the statement of cash flows	43,792,809

Note 5. Property and Equipment, Net

Property and equipment consist of the following at December 31, 2025:

Computer Equipment	140,564
Office Equpment	92,354
Total	232,918
Less Accumulated depreciation	(112,304)
Net Property and Equipment	120,614

Note 6. Lines of Credit

The Company maintains a $5,000,000 unsecured committed line of credit with BMO Bank for customer withdrawals and to meet NSCC deposit requirements. There is no outstanding balance at December 31, 2025.

In addition, the Company maintains a $25,000,000 noncommitted line of credit that can be secured by marketable securities.   There is no outstanding balance at December 31, 2025.

Note 7. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. On December 31, 2025, the Company's net capital was $25,234,979 which exceeded the minimum net capital requirement of $1,500,000 by $23,734,979.

Note 8. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the SEC.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may

be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 9. Related Party Transactions

The Company entered into a technology service agreement with an affiliate, Velox Technologies in March 2020. The agreement was amended effective January, 2023. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. On December 31, 2025, net amounts due to Velox Technologies totaled $144,403

As described on Note 2, Zinvest Global Limited, an affiliated entity, is a customer that accounted for $2,900,291 of revenue during the year ended December 31, 2025. At that date, a balance of $69,789 was due to the Company.

The Company entered into an expense sharing agreement with Zinvest Financial Service, LLC ("ZFS"), an affiliate whereby the Company provides personnel and other expenses to ZFS. On December 31, 2025 net amounts due from ZFS totaled $3,549

In addition, as described in Note 3, during 2025 the Company entered into a subordinated loan arrangement with an affiliate, Zinvest Global Holdings, Ltd.

The Company has entered into a technology services agreement with Zinvest Technology Services, an affiliated entity in December, 2025. The Company paid $480,000 under this agreement during the year and had no balances outstanding at December 31, 2025.

Note 10. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2025.

Note 11. Lease Commitments

As of December 31, 2025 the Company had an operating lease for its headquarters office space. The lease became effective on April 1, 2024 and runs through 2031. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease terms using a discount rate based on the Company's borrowing rate of 6.8%. The right-of-use asset and the lease liability were $1,641,253 and $1,771,486, respectively, as of December 31, 2025. The remaining term is 5.75 years.

Minimum payments under the lease as of December 31, 2025 are as follows:

2026	353,867
2027	364,476
2028	375,413
2029	386,686
2030	398,294
Thereafter	272,490
Total undiscounted lease payments	2,151,226
Effect of discounted cash flows	(379,740)
Total Lease Liability	1,771,486

Rental expense amounted to $314,019 for 2025.

Note 12. Commitments and Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure.

As required by Internal Revenue Service (IRS) regulations, certain information returns such as Form 1099 must include accurate Taxpayer Identification Numbers (TINs) for each payee. Failure to provide correct TINs may result in penalties imposed by the IRS.

For the tax years 2020 and 2021, the Company incurred penalties from the IRS due to missing or incorrect TINs on certain Form 1099 filings. The penalties were $368,760. These penalties are included in accounts payable and accrued expenses on the Statement of Financial Condition for the year ended December 31, 2025.

Management is working to reduce the penalties significantly and improve TIN collection and reporting processes to minimize the risk of future penalties. However, there can be no assurance that such efforts will entirely eliminate the risk of penalties related to TIN reporting errors in the future.

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member which may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2025, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

Note 13. Subsequent Events
Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 2, 2026, the date the financial statements were available to be issued.